Exhibit 99.1

Press release

WiLAN and ROHM Enter Second Patent Agreement

WiLAN acquires patent portfolio covering power management technologies from ROHM

OTTAWA, Canada – January 7, 2015 – WiLAN (TSX:WIN) (NASD:WILN) added another portfolio to its list of patent portfolios that are available for licensing.  Today, WiLAN announced that wholly‑owned subsidiary, Aquila Innovations Inc. (“Aquila”), has entered into a patent assignment agreement with ROHM Co., Ltd. (“ROHM”) under which Aquila is to receive full ownership of a portfolio of patents related to power management in semiconductor devices and systems. All other terms of the agreement are confidential.

“We are very pleased that ROHM has decided to expand our licensing partnership in the area of semiconductor power management,” said Michael Vladescu, COO, WiLAN.  “In today’s increasingly interconnected world, power management has become a key consideration in the design of complex, power-hungry, portable devices which are becoming the chosen method of exchanging and consuming information.  ROHM has a significant number of quality patents in this area, based on their years of research and development.  We look forward to offering and granting licenses to third parties in this exciting new area.”

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to receive”, “to expand”, “we look forward to offering and granting licenses to third parties” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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